April 21, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Intrexon Corporation
Registration Statement on Form S-4
Filed March 17, 2017
File No. 333-216808

Dear Mr. Reynolds:

On behalf of Intrexon Corporation, a Virginia corporation (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 13, 2017 (the “Staff Letter”), regarding the Registration Statement on Form S-4 (the ”Registration Statement”), filed by the Company with the Commission on March 17, 2017. For the convenience of the Staff, the comments from the Staff Letter corresponding to the numbered paragraphs in the Staff Letter and are restated in italics prior to the responses to such comments.

Please read this letter in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. Terms that are used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

John Reynolds, April 21, 2017

General

1.	We note you incorporate by reference your Annual Report on Form 10-K for fiscal year ended December 31, 2016, which incorporates by reference your Definitive Proxy Statement relating your 2017 Annual Meeting of Shareholders. Prior to requesting acceleration of the effective date of this registration statement, please file your definitive proxy statement, or alternatively, amend your Form 10-K to provide the information required by Part III to Form 10-K. See Item 18(a)(7) of Form S-4.

Response:

The Company respectfully advises the Staff that it anticipates filing its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), relating to its 2017 Annual Meeting of Stockholders, on or about May 1, 2017. In response to the Staff’s comment, the Company intends to file a subsequent amendment to the Registration Statement, which will incorporate the information in the Proxy Statement by reference, prior to requesting acceleration of the effective date of the Registration Statement.

Background of the Merger, page 45

Detailed Timeline of Events, page 46

2.	We note the disclosure of the morning meeting held on January 21, 2017 of the GenVec board of directors. Please disclose the “trade-offs” discussed regarding the strategic transaction and the financing transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 of Amendment No. 1 to reflect the discussion of the GenVec, Inc. (“GenVec”) board of directors, including more information on particular factors that the GenVec board of directors considered with respect to the financing transaction that it determined not to pursue.

3.	We note that a special committee was formed by the GenVec board to consider the terms of and negotiate the Intrexon transaction. Please identify the members of the special committee.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 of Amendment No. 1 to identify the members of the special committee.

Opinion of Roth Capital Partner’s as GenVec’s Financial Advisor, page 54

4.

We note the limitation on reliance by shareholders in the fairness opinion provided by Roth Capital Partners. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Roth Capital Markets belief that shareholders cannot rely upon the opinion to support any claims against Roth Capital Markets arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisors engagement letter with GenVec). Describe any applicable state-law authority regarding the availability of such potential defenses. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also

John Reynolds, April 21, 2017

disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Roth Capital Markets would have no effect on the rights and responsibilities of Roth Capital Markets or the board of directors under the federal securities laws.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 54 of Amendment No. 1 in response to the Staff’s comment.

The Merger Agreement, page 72

5.	We note your statements that representations and warranties “were made solely for purposes of the merger agreement” and “were made solely for the benefit of the parties to the merger agreement.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 74 of Amendment No. 1 to remove the language referred to by the Staff.

6.	We note your statements that the representations and warranties were negotiated for the purpose of allocating risk “rather than to establish matters as facts” and that the “provisions should not be read or relied upon as characterizations of the actual state of facts or condition of...” the parties. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 74 of Amendment No. 1 to remove the language referred to by the Staff.

Material U.S. federal income tax consequences of the merger, page 87

7.	Please advise us why you believe that a tax opinion is not required. See Item 601(b)(8) of Regulation S-K. Please also see Staff Legal Bulletin No. 19 for guidance.

Response:

The Company respectfully submits that a tax opinion is not required because the Registration Statement does not include any representation that the transaction will be treated as a tax-free reorganization. The inclusion of a tax opinion would not benefit stockholders or the public, and the preparation of a tax opinion would impose an unnecessary burden and expense on the Company without serving any useful purpose.

The Company has considered Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (“Bulletin 19”) and believes that a tax opinion as to the U.S. tax laws is not required for the reasons described below. Item 601(b)(8) of Regulation S-K requires an opinion on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing.” Bulletin 19 states that

John Reynolds, April 21, 2017

“information is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” Bulletin 19 clarifies that “when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel is required.”

While the Company understands the requirements set forth in Item 601(b)(8) of Regulation S-K and Bulletin 19, the Company respectfully submits that no tax opinion is required in this particular transaction as the Company has not made, and is not able to make, a representation that the merger will qualify as a tax-free reorganization pursuant to Section 368(a) of the Code for the following reasons.

The Company and GenVec intend to treat the merger as a tax-free reorganization under Section 368 of the Code; however, the U.S. federal income tax treatment of the contingent payment rights (“CPRs”) is unclear and, as of the effective time of the merger, the amount and mix of consideration to be received by the GenVec stockholders will be unknown.

Pursuant to the terms of the merger agreement, each share of GenVec common stock is to be exchanged for 0.297 shares of the Company’s common stock and one CPR. The CPRs allow the GenVec stockholders to receive 50% of any amounts that are actually received by GenVec under the NVS License Agreement during the 36-month period following the signing of the merger agreement. There is no cap on the amount of cash that GenVec may receive under the NVS License Agreement, and accordingly there is no cap on the amount of cash that GenVec stockholders may receive under the contingent payment rights agreement. It is unclear how the CPRs will be treated under Section 368(a)(2)(E) of the Code as installment treatment is not available and there is no clear authority on whether future CPR payments will relate back to the effective date of the reorganization, thereby causing the merger to fail the control test.

Pursuant to Section 5.14 of the merger agreement, the Company and GenVec have each agreed to refrain from taking any action that would reasonably be expected to prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368 of the Code. While the parties intend for the merger to qualify as a tax-free reorganization, the merger agreement does not require that the merger qualify as a tax-free reorganization and does not contemplate that a tax opinion will be required or delivered as a condition to the closing.

At the effective time of the merger, the actual mix of stock consideration and cash to be received by the GenVec stockholders will not be known and will not be determinable. Section 2.4(j) of the contingent payment rights agreement provides that any payments made to the GenVec stockholders in respect of the CPRs are to be made in cash unless any such cash payment would result in the merger failing to meet the control requirement of Section 368(a)(2)(E) of the Code or would otherwise cause the transaction to fail to qualify as a tax-free reorganization, in which case, the payments are to be made in shares of the Company’s common stock based on the then current volume weighted average price of the Company’s common stock. There are additional limitations on the aggregate amount of shares of the Company’s common stock that may be issued to the holders of the CPRs so that the amount of shares does not exceed either 19.9% of the Company’s then-issued and outstanding shares of common stock or the number of shares of common stock that were issued as the stock consideration at the effective time of the merger. As

John Reynolds, April 21, 2017

a result, at the effective time of the merger, the aggregate amount of consideration payable to the GenVec stockholders and the actual mix of the stock consideration and cash consideration will not be known as the aggregate amount of payments (if any) to be made to the holders of CPRs will not be determinable until after the expiration of the 36-month period. The ultimate tax treatment of the transaction depends upon the actual amount of the Company’s common stock and cash issued in the merger, including any such consideration issued during the 36-month period under the CPRs. As of the effective time of the merger, the Company will not know whether the cash consideration received by the GenVec stockholders will exceed 20% of the overall consideration received by such holders and, as a result, will not be able to determine that the transaction will meet the control requirements under Section 368(a) of the Code.

The Company is not making any representations to the GenVec stockholders that the transaction will be treated as a tax-free reorganization and, accordingly, the requirements of Section 601(b)(8) of Regulation S-K are not triggered.

The Registration Statement includes a complete discussion of the tax implications of the merger, including disclosure that the ultimate tax treatment of the merger is unclear on pages 12, 23 and 87-90.

The Registration Statement does not indicate that the merger will be treated as a tax-free reorganization under Section 368 of the Code. On the contrary, it specifically includes a risk factor entitled “The U.S. federal income tax treatment of the contingent payment rights is unclear.” Given the uncertainty as to the U.S. federal income tax treatment of the CPRs and with respect to the amount and mix of consideration to be received by the GenVec stockholders, the Company is not able to make a definitive representation as to the tax treatment of the merger. Moreover, the Company has given the GenVec stockholders adequate information and disclosure regarding this uncertainty so that the GenVec stockholders may consult their own tax advisors and make a determination as to whether they wish to vote in favor of the merger after taking into account the unknown tax treatment of the transaction.

The Company further notes that while the merger agreement provides that the parties shall not take actions that would reasonably be expected to prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368 of the Code, the Company cannot represent that these contractual obligations in Section 5.14 of the merger agreement—drafted to set forth the intentions of, and to allocate risk between, the parties to the transaction—constitute representations that the reorganization will, in fact, qualify as a reorganization within the meaning of Section 368 of the Code.

No tax opinion can be given because the facts necessary to render any legal conclusions cannot be determined and the law with respect to control under Section 368(a)(2)(E) is also uncertain.

Because the U.S. federal income tax treatment of the CPRs is uncertain and the aggregate amount and mix of consideration to be received by the GenVec stockholders is not known or determinable until the end of the 36-month period under the contingent payment rights agreement, the Company does not believe it will be able to obtain a tax opinion that the merger qualifies as a tax-free reorganization.

John Reynolds, April 21, 2017

The inclusion of a tax opinion to the GenVec stockholders would not further the protection of stockholder interests because any such opinion would essentially be rendered meaningless by broad qualifications and assumptions.

In order to render even the most qualified opinion on the tax consequences of the merger, the opinion preparer would need to assume that the total cash to be received by the GenVec stockholders would not exceed 20% of the aggregate overall consideration ultimately received in the merger. That assumption alone would severely undercut the meaning of the opinion—as stated in Bulletin 19, “[t]he staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that ‘assume away’ the relevant issue or that assume any of the material facts underlying the opinion . . .”

Accordingly, the Company believes that including any tax opinion, including a reasoned tax opinion, would not add to the total mix of information currently available to stockholders. As stated above, all material information regarding uncertain tax consequences of the merger that stockholders need in order to evaluate the proposed merger has already been disclosed in the Registration Statement.

The Intrexon / GenVec transaction is unique and not like other transactions involving contingent payment rights or contingent value rights because the Intrexon / GenVec transaction does not cap the aggregate amount of cash consideration payable to the GenVec stockholders under the CPRs.

While some precedent transactions involving contingent payment rights or contingent value rights included a tax opinion with the Form S-4 registration statement, each of the precedents identified by the Company differ from the transaction at hand in one or more key respects.

For example, the OSI Pharmaceuticals, Inc. registration statement on Form S-4, initially filed with the Commission on March 6, 2003, included a tax opinion that the subject transaction would qualify as a tax-free reorganization under Section 368(a)(2)(E) of the Code. However, in that transaction, the contingent value rights were payable solely in shares of stock so that the aggregate amount of cash consideration (that is, $0) was determinable at the effective time of the merger.

Ligand Pharmaceuticals, Inc. included a tax opinion as an exhibit to its registration statement on Form S-4, initially filed with the Commission on October 20, 2008. However, that opinion merely stated that the statements contained in the registration statement were accurate but did not include an opinion as to the conclusions of law. Bulletin 19 subsequently set forth the Staff’s position that “[a] description of law” is “not acceptable as an opinion.” Further, while the Ligand registration statement indicated that tax opinions were required to be delivered as non-waivable conditions to closing, none of those opinions were made publicly available to stockholders.

On the other hand, the Wright Medical, Inc. registration statement on Form S-4, initially filed with the Commission on December 20, 2012, included a statement that the parties would use their reasonable commercial efforts to obtain an opinion to the effect that the mergers would be treated for U.S. federal income tax purposes as a tax-free reorganization. However, Wright Medical noted in its registration statement that neither the qualification of the transaction as a tax-free reorganization nor obtaining a tax opinion was a condition to the completion of the merger.

John Reynolds, April 21, 2017

Wright Medical did not file a tax opinion with the Commission in connection with its registration statement on Form S-4.

In addition, the Emergent BioSolutions Inc. registration statement on Form S-4, initially filed with the Commission on September 13, 2010, did not include a tax opinion and noted that the value of the stock to be issued in the transaction was not determinable. That registration statement did not include a tax opinion despite the fact that the transaction was subject to Section 368(a)(1)(A) and (a)(2)(D) with a boot limitation of 60%. Ligand and Wright Medical also were merger transactions with a boot limitation of 60%. The boot limitation in the transaction contemplated between the Company and GenVec is 20%.

Based on the foregoing, the Company respectfully submits that a tax opinion would not alter the mix of information available to stockholders, and the preparation of a tax opinion would impose an unnecessary burden and expense on the Company without serving any benefit to stockholders or the public.

Exhibits

8.	Please file the Research Collaboration and License Agreement between GenVec and Novartis, dated January 13, 2010 (the NVS License Agreement). See Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed the Research Collaboration and License Agreement between GenVec and Novartis, dated January 13, 2010, including all amendments thereto, as Exhibits 10.1 through 10.4 to Amendment No. 1.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 908-3933 or Corby.Baumann@ThompsonHine.com with any questions or comments regarding this letter.

Sincerely,

/S/ CORBY J. BAUMANN

Corby J. Baumann of Thompson Hine LLP

cc:	Michael Killoy, United States Securities and Exchange Commission

David Link, United States Securities and Exchange Commission

Randal J. Kirk, Chief Executive Officer of Intrexon Corporation

Donald P. Lehr, Chief Legal Officer of Intrexon Corporation

Asher Rubin, Hogan Lovells US LLP

William I. Intner, Hogan Lovells US LLP